Exhibit 99.2
THE COMPANIES (GUERNSEY) LAW, 2008
as amended
COMPANY LIMITED BY SHARES
ARTICLES OF INCORPORATION
of
AMDOCS LIMITED

1. STANDARD ARTICLES	2
2. INTERPRETATION	2
3. AMENDMENTS	4
4. BUSINESS	4
5. SHARES	4
9. PREFERRED SHARES	5
10. ORDINARY SHARES AND NON-VOTING ORDINARY SHARES	7
11. VARIATION OF CLASS RIGHTS	8
12. REGISTERED OWNERS	9
13. REGISTER OF MEMBERS	9
14. TRANSFER AND TRANSMISSION OF SHARES	9
18. UNTRACED SHAREHOLDERS	10
19. ALTERATION OF CAPITAL	10
22. GENERAL MEETINGS	11
25. NOTICE OF GENERAL MEETINGS	12
32. PROCEEDINGS AT GENERAL MEETINGS	13
42. VOTES OF MEMBERS	15
48. PROXIES	16
56. WRITTEN RESOLUTIONS	17
63. NUMBER, APPOINTMENT AND QUALIFICATION OF DIRECTORS	17
71. REMUNERATION OF DIRECTORS	18
72. INDEMNITIES	19
73. MANAGEMENT OF THE COMPANY	20
78. DISQUALIFICATION OF DIRECTORS	21
80. PROCEEDINGS OF DIRECTORS	21
91. EXECUTIVE DIRECTORS	23
92. DIVIDENDS	23
102. RESERVES	24
103. CAPITALISATION OF PROFITS	24
105. NOTICES	25
110. WINDING UP	25
112. INSPECTION OF REGISTERS AND OTHER RECORDS	26

THE COMPANIES (GUERNSEY) LAW, 2008
COMPANY LIMITED BY SHARES
ARTICLES OF INCORPORATION
of
AMDOCS LIMITED
1.	STANDARD ARTICLES

The standard Articles prescribed pursuant to Section 16(2) of the Law shall be excluded in their entirety.

2.	INTERPRETATION

In these Articles the following words shall bear the following meanings if not inconsistent with the subject or context:-

Words	Meanings

“Affiliate”	means, with respect to a specified person, another person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the person specified. As used herein, control means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ability to exercise voting power, by contract or otherwise.

“Articles”	these Articles of Incorporation as now framed and at any time altered.

“at any time”	at any time or times and includes for the time being and from time to time.

“Board”	the Directors at any time or the Directors present at a duly convened meeting at which a quorum is present.

“clear days”	in relation to the period of notice means that period excluding the day when notice is given or deemed to be given and the day for which it is given or on which it is to take effect.

Words	Meanings

“Directors”	the directors of the Company from time to time or, as the case may be, the directors assembled as a board.

“Law”	The Companies (Guernsey) Law, 2008 as amended extended or replaced and any Ordinance statutory instrument or regulation made thereunder.

“Member”	includes registered holder of a share and vice versa and any person entitled thereto on death, disability or insolvency of a member.

“Memorandum”	the Memorandum of Incorporation of the Company.

“Month” or “month”	calendar month.

“Office”	the registered office at any time of the Company.

“ordinary resolution”	a resolution of the Company in general meeting passed by a simple majority of the votes of the Members entitled to vote and voting in person or by attorney or by proxy at the meeting.

“Proxy”	includes attorney in fact.

“Register”	the Register of Members kept pursuant to the Law.

“Secretary”	any person designated by the Board as such.

“special resolution”	a resolution of the Company in general meeting passed by a majority of three-fourths of the votes of the Members entitled to vote and voting in person or by attorney or by proxy at the meeting.
Any reference to a share shall, where the Board has resolved to allot and issue fractions of shares, include such fractions and save where these Articles otherwise provide, a fraction of a share shall rank pari passu and proportionately with a whole share of the same class.

The singular includes the plural and vice versa.

The masculine includes the feminine.

Words importing persons include corporations.

Expressions referring to writing include any mode of representing or reproducing words.

Subject to the above, any words defined in the Law shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

In the event of any conflict between these Articles and the mandatory provisions of the Law, the latter shall prevail.

Where a Section of the Law is referred to and that Section is amended or renumbered or supplemented, then the reference shall be deemed to refer to the same Section as amended, renumbered or supplemented.

3.	AMENDMENTS

The Company’s Memorandum and Articles of Incorporation may be amended in accordance with Part IV of the Law.

4.	BUSINESS

The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which companies may be organised under the Law. Any branch or kind of business which, by the Memorandum or by these Articles, is, either expressly or impliedly, authorised to be undertaken may be undertaken or suspended at any time by the Board.

5.	SHARES
(1)	The Company may issue shares with a par value and shares of no par value.

(2)	At the date of adoption of these Articles, the share capital of the Company is 25,000,000 preferred shares (“Preferred Shares”) and 700,000,000 ordinary shares, including voting ordinary shares (“Ordinary Shares”) and non-voting ordinary shares (“non-voting Ordinary Shares”).

(3)	The designations and the powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in respect of the Preferred Shares, Ordinary Shares and non-voting Ordinary Shares of the Company are set out in Articles 9 and 10 below. Unless the Company shall have resolved otherwise, any new shares shall be of such class and amount and have such preference or priority as regards dividends or in the distribution of assets or as to voting or otherwise over any other shares of any class, whether then issued or not, or be subject to such stipulations deferring them to any other shares with regard to dividends or in the distribution of the assets as the Board may determine.

(4)	Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, and subject to Article 5(2), the Board may issue up to 700,000,000 ordinary shares and 25,000,000 Preferred Shares which may be issued as the Board may determine to the fullest extent permitted by Sections 292 and 293 of the Law and, to the extent that the time limit imposed by Section 292(3)(b)(i) remains legally applicable, such authority shall expire five (5) years after the date of adoption of these Articles or such later date as may be legally permissible. This authority may be further extended in accordance with the provisions of the Law.
6.	Subject to the provisions of the Law and these Articles:-
(a)	any shares may with the sanction of the Board be issued on terms that they are, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner as the Board may determine;

(b)	the Company may, at the discretion of the Board, purchase any of its own shares, whether or not they are redeemable, and may pay the repurchase price in respect of such purchase to the fullest extent permitted by the Law;

(c)	the Company and any of its subsidiary companies may, at the discretion of the Board, give financial assistance directly or indirectly for the purpose of or in connection with the acquisition of shares in the Company or in connection with reducing or discharging any liability incurred in connection with the purchase of shares in the Company;

(d)	shares repurchased by the Company may be held as treasury shares and dealt with by the Directors to the fullest extent permitted by the Law; and

(e)	fractions of shares may be issued or purchased by the Company.
7.	Subject to the authority conferred by Article 5 or any extension thereof, the unissued shares shall be at the disposal of the Board which may allot, grant options over or otherwise dispose of them to such persons on such terms and conditions and at such times as the Board determines but so that no share shall be issued at a discount to its par value except in accordance with the Law and so that the amount payable on application on each share shall be fixed by the Board.

8.	The Company may pay commission in money or shares to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares in the Company provided that the rate or amount of commission shall be fixed by the Board and disclosed in accordance with the Law. The Company may also pay brokerage charges.

9.	PREFERRED SHARES
(1)	Issue

The Preferred Shares may be issued from time to time in one or more series of any number of shares, provided that the aggregate number of shares issued and not cancelled of any and all such series shall not exceed the total number of shares of Preferred Shares hereinabove authorised.

(2)	Directors’ Authorisation to Issue Preferred Shares

Subject always to sub-Article 5(4), authority is hereby vested in the Directors from time to time to authorise the issue of one or more series of Preferred Shares and, in connection with the creation of such series, to fix by resolution or resolutions providing for the issue of shares thereof the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of such series in respect of the matters set forth as follows:-
(a)	The maximum number of shares to constitute such series and the distinctive designation thereof and the stated value thereof if different than the par value thereof;

(b)	Whether the shares of such series shall have voting rights, in addition to any voting rights provided by the Law, and, if so, the terms of such voting rights;

(c)	The dividend rate, if any, on the shares of such series, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any other class or classes or on any other series of capital stock, and whether such dividends shall be cumulative or non-cumulative;

(d)	Whether the shares of such series shall be subject to redemption by the Company, and, if made subject to redemption, the times, prices and other terms and conditions of such redemption;

(e)	The rights of the holders of shares of such series upon the liquidation, dissolution or winding up of the Company;

(f)	Whether or not the shares of such series shall be subject to the operation of a retirement or sinking fund, and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or to other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	Whether or not the shares of such series shall be convertible into, or exchangeable for, shares of any other class or classes, or of any other series of the same class, and if so convertible or exchangeable, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

(h)	The limitations and restrictions, if any, to be effective while any shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the Ordinary Shares, non-voting Ordinary Shares or any other class or classes of shares of the Company ranking junior to the shares of such series either as to dividends or upon liquidation;

(i)	The conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares (including additional shares of such series or of any other series or of any other class) ranking on a parity with or prior to the shares of such series as to dividends or distributions of assets on liquidation, dissolution or winding up; and

(j)	Any other preference and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof as shall not be inconsistent with this Article 9.
(3)	Relative Rights

All shares of any one series of Preferred Shares shall be identical with each other in all respects, except that shares of any one series issued at different times may differ as to the dates from which dividends, if any, thereon shall be cumulative; and all series shall rank equally and be identical in all respects, except as permitted by the provisions of this Article 9.

(4)	Liquidation

In the event of any liquidation, dissolution or winding up of the Company, before any payment or distribution of the assets of the Company (whether capital or surplus) shall be made to or set apart for the holders of any class or classes of shares of the corporation ranking junior to the Preferred Shares upon liquidation, the holders of shares of each series of Preferred Shares shall be entitled to receive payment at the rate fixed in the resolution or resolutions adopted by the Directors providing for the issue of such series with respect to such series, plus (if dividends on shares of such series of Preferred Shares shall be cumulative) an amount equal to all dividends (whether or not earned or declared) accumulated to the date of final distribution to such holders; but except as shall be otherwise stated and expressed in the resolution or resolutions of the Directors providing for the issue of any series, they shall be entitled to no further payment. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of Preferred Shares shall be insufficient to pay in full the preferential amount aforesaid, then such assets, or the proceeds thereof, shall be distributed among such holders rateably in accordance with the respective amounts which would be payable on such shares if all amounts payable thereon were paid in full. Except as shall be otherwise stated and expressed in the resolution or resolutions of the Directors providing for the issue of any series, neither the consolidation nor merger of the Company with or into any other corporation or corporations, nor the sale or transfer by the Company of all or any part of its assets, shall be deemed to be a liquidation, dissolution or winding up of the Company within the meaning of any of the provisions of this Article 9.

(5)	Voting Rights

Except as shall be otherwise stated and expressed in the resolution or resolutions of the Directors providing for the issue of any series and except as otherwise required by the Law, the holders of Preferred Shares shall have, with respect to such shares, no right or power to vote on any question or in any proceeding or to be represented at, or to receive notice of, any meeting of Members.
10.	ORDINARY SHARES AND NON-VOTING ORDINARY SHARES
(1)	Except as otherwise expressly provided herein, the Ordinary Shares and non-voting Ordinary Shares shall be identical and shall entitle the holders thereof to the same rights and privileges.

(2)	Dividends

When and as dividends are declared upon the ordinary shares of the Company, whether payable in cash, in property or in shares of the Company, the holders of Ordinary Shares and the holders of non-voting Ordinary Shares shall be entitled to share equally, share for share, in such dividends, except that if dividends are declared which are payable in Ordinary Shares or non-voting Ordinary Shares, dividends shall be declared which are payable at the same rate in both classes of shares and the dividends payable in Ordinary Shares shall be payable to holders of that class of shares and the dividends payable in non-voting Ordinary Shares shall be payable to holders of that class of shares. Anything contained in this Article 10(2) to the contrary notwithstanding, dividends payable in only a single class of shares may be paid both to holders of such class and to holders of any other class.

(3)	Conversion of Non-Voting Ordinary Shares into Ordinary Shares

Upon the registration of the transfer of non-voting Ordinary Shares from the original holder thereof to any third party not affiliated with such original holder, such non-voting Ordinary Shares shall be redesignated in the books of the Company as Ordinary Shares and shall automatically convert into the same number of Ordinary Shares.

(4)	Liquidation

Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the assets of the Company remaining after the creditors of the Company have been paid in full the amount to which they shall be entitled shall, subject to Article 10(6), be distributed to the holders of Ordinary Shares and non-voting Ordinary Shares equally, share for share. Except as shall be otherwise stated and expressed in the resolution or resolutions of the Directors providing for the issue of any series of Preferred Shares, neither the consolidation nor merger of the Company with or into any other corporation or corporations, nor the sale or transfer by the Company of all or any part of its assets, shall be deemed to be a liquidation, dissolution or winding up of the Company with the meaning of any of the provisions of this Article 10(4).

(5)	Voting Rights

Subject to the Law, the holders of Ordinary Shares shall be entitled to vote on all matters to be voted on by the Members, and the holders of non-voting Ordinary Shares shall not be entitled to any such voting rights.

(6)	Preferences

The Ordinary Shares and the non-voting Ordinary Shares are subject to all the powers, rights, privileges, preferences and priorities of the Preferred Shares as are stated and expressed hereinabove and as shall be stated and expressed in any resolution or resolutions adopted by the Directors pursuant to authority expressly granted to and vested in it by the provisions of these Articles.
11.	VARIATION OF CLASS RIGHTS
(1)	If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution of the holders of the shares of that class.

(2)	The quorum for a variation of class rights meeting is:-
(a)	for a meeting other than an adjourned meeting, two (2) persons present holding at least one third of the voting rights of the class in question;

(b)	for an adjourned meeting, one (1) person holding shares of the class in question; or

(c)	where the class has only one Member, that Member.
(3)	For the purposes of sub-Article 11(2) above, where a person is present by proxy or proxies, he is treated as holding only the shares in respect of which the proxies are authorised to exercise voting rights.

(4)	At a variation of class rights meeting, any holder of shares of the class in question present may demand a poll.

(5)	For the purposes of this Article:-

(a)	any alteration of a provision contained in these Articles of Incorporation for the variation of rights attached to a class of shares, or the insertion of any such provision into the Articles, is itself to be treated as a variation of those rights; and

(b)	references to the variation of rights attached to a class of shares include references to their abrogation.
(6)	The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not (unless otherwise expressly provided by the terms of issue of the shares of that class) be deemed to be varied by the creation or issue of further shares ranking senior or pari passu therewith.
12.	REGISTERED OWNERS

Without prejudice to Part XXIX of the Law, except as ordered by a court of competent jurisdiction or as required by law, the Company shall not be affected or bound by or be compelled in any way to recognise (even when having notice) any equitable, contingent, future or partial interest in any share or fraction or (except only as by these Articles or by law otherwise provided) or any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder and whether or not such share shall be entered in the Register as held in trust or subject to any other form of beneficial ownership, nor shall the Company be bound to see to the execution of any trust to which any share may be subject.

13.	REGISTER OF MEMBERS
(1)	The Company shall keep the Register of Members and Index of Members in accordance with Sections 123-128 of the Law and allow inspection in accordance with Sections 127-128 of the Law. The Company may delegate the maintenance of its Register of Members and Index of Members upon such terms as the Board may think fit. Subject to the rules governing any uncertificated system under which the Company’s shares may be transferred electronically, the Register may be closed during such periods as the Board think fit not exceeding in all thirty (30) days in any year. In the absence of manifest error, the Register of Members shall be conclusive evidence as to the persons entitled to the shares entered therein.

(2)	Each Member shall inform the Company by means of a notice addressed to the Office of any change in his address and immediately after receipt of that notice the entry of the address of that member in the Register shall be altered in conformity with the notice given.
14.	TRANSFER AND TRANSMISSION OF SHARES

These Articles are subject to and do not limit or restrict the transfer of the Company’s shares pursuant to an uncertificated system or otherwise in accordance with the Uncertificated Securities (Enabling Provisions) (Guernsey) Law, 2005. The Board may allow settlement of the Company’s shares in any manner at its discretion.

15.	On the death of a Member, the survivors, where the deceased was a joint holder and the executors of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to or interest in his shares; but nothing herein shall release the estate of a deceased joint holder from any liability in respect of any share jointly held.

16.	A person entitled to shares in consequence of death, disability or insolvency shall not be entitled to receive notice of or to attend or to vote at any meeting or (save as regards the receipt of such dividends as the Board shall not elect to retain) to exercise any of the rights of a holder unless and until he shall have been registered as holder.

17.	The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine provided that such registration of transfers shall not be suspended for more than thirty (30) days in any year.

18.	UNTRACED SHAREHOLDERS
(1)	The Company shall be entitled to sell (at a price which the Company shall use its reasonable endeavours to ensure is the best obtainable) the shares of a Member or the shares to which a person is entitled by virtue of transmission on death or insolvency or otherwise by operation of law if and provided that:
(i)	during the period of not less than twelve (12) years prior to the date of the publication of the advertisements referred to below (or, if published on different dates, the first thereof) at least three (3) dividends in respect of the shares in question have become payable and no dividend in respect of those shares has been claimed; and

(ii)	the Company shall following the expiry of such period of twelve (12) years have inserted advertisements, but in a national newspaper and in a newspaper circulating in the area in which the last known address of the Member or the address at which service of notices may be effected under these Articles is located giving notice of its intention to sell the said shares; and

(iii)	during the period of three (3) months following the publication of such advertisements (or, if published on different dates, the last thereof) the Company shall have received indication neither of the whereabouts nor of the existence of such Member or person; and

(iv)	notice shall have been given to the stock exchanges on which the Company is listed, if any.
(2)	The foregoing provisions of this Article are subject to any restrictions applicable under any regulations relating to the holding and/or transferring of securities in any paperless system as may be introduced from time to time in respect of the shares of the Company or any class thereof.
19.	ALTERATION OF CAPITAL
(1)	The Company may by ordinary resolution:-
(a)	consolidate and divide all or any of its share capital into shares of larger amounts than its existing shares;

(b)	subject to sub-Article 19(2), subdivide all or any of its shares into shares of a smaller amount;

(c)	cancel shares which, at the date of the passing of the resolution, have not been taken up or agreed to be taken up by any person;

(d)	convert the whole, or any particular class, of its preference shares into redeemable preference shares;

(e)	convert all or any of its shares the nominal amount of which is expressed in a particular currency or former currency into shares of a nominal amount of a different currency, the conversion being effected at the rate of exchange (calculated to not less than 3 significant figures) current on the date of the resolution or on such other day as may be specified therein; or

(f)	where its share capital is expressed in a particular currency or former currency, denominate or redenominate it, whether by expressing its amount in units or subdivisions of that currency or former currency, or otherwise.
(2)	In any subdivision under sub-Article 19(1)(b), the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as that proportion in the case of the share from which the reduced share was derived.
20.	The Board on any consolidation of shares or otherwise may deal with fractions of shares in any manner.

21.	The Company may reduce its share capital, any capital account or any share premium account in any manner and with and subject to any authorisation or consent required by the Law.

22.	GENERAL MEETINGS
(1)	The Company shall hold a general meeting at least once in every calendar year and not more than fifteen (15) months may elapse between one annual general meeting and the next. At each such annual general meeting shall be laid copies of the Company’s most recent accounts, directors’ report and, if applicable, the auditor’s report in accordance with Section 252 of the Law. The requirement for a general meeting may be waived by the Members in accordance with Section 201 of the Law. Other meetings of the Company shall be called extraordinary general meetings.

(2)	General meetings may be held in Guernsey or elsewhere at the discretion of the Directors.

(3)	A Member participating by video link or telephone conference call or other electronic or telephonic means of communication in a meeting at which a quorum is present shall be treated as having attended that meeting provided that each Member participating in the communication can hear or read what is said or communicated by each of the others.

(4)	A communication in which a quorum of Members participates pursuant to sub-Article 22(3) shall be a valid meeting which shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting is present.
23.	Any general meeting convened by the Board, unless its time shall have been fixed by the Company in general meeting or unless convened in pursuance of a requisition, may be postponed by the Board by notice in writing and the meeting shall, subject to any further postponement or adjournment, be held at the postponed date for the purpose of transacting the business covered by the original notice.

24.	The Board may, whenever it thinks fit, and shall on the requisition of Members who hold more than ten percent (10%) of such of the capital of the Company as carries the right to vote at general meetings (excluding any capital held as treasury shares) in accordance with Sections 203 and 204 of the Law proceed to convene a general meeting.

25.	NOTICE OF GENERAL MEETINGS
(1)	An annual general meeting of a Company (other than an adjourned meeting) must be called by notice of at least ten (10) clear days.

(2)	An extraordinary general meeting of a Company (other than an adjourned meeting) must be called by notice of at least fourteen (14) clear days.

(3)	A general meeting may be called by shorter notice than otherwise required if all the Members entitled to attend and vote so agree.
26.	Notices may be published on a website in accordance with Section 208 of the Law.
27.
(1)	Notice of a general meeting of the Company must be sent to:-
(a)	every Member; and

(b)	every Director.
(2)	In sub-Article 27(1), the reference to Members includes only persons registered as a Member.

(3)	For the purpose of determining the Members entitled to notice of or to vote at any meeting or adjourned meeting of the Company, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other lawful action, the Directors may fix, in advance, a date as a record date for such determination of Members. Such record date shall not be more than sixty or less than thirty days before the date of such meeting, or more than sixty days prior to any other action.
28.
(1)	Notice of a general meeting of a company must:-
(a)	state the time and date of the meeting;

(b)	state the place of the meeting;

(c)	specify any special business to be put to the meeting (as defined in Article32);

(d)	contain the information required under Section 178(6)(a) of the Law in respect of a resolution which is to be proposed as a special resolution at the meeting;

(e)	contain the information required under Section 179(6)(a) of the Law in respect of a resolution which is to be proposed as a waiver resolution at the meeting; and

(f)	contain the information required under Section 180(3)(a) of the Law in respect of a resolution which is to be proposed as a unanimous resolution at the meeting.
(2)	Notice of a general meeting must state the general nature of the business to be dealt with at the meeting.
29.
(1)	Where, by any provision of the Law, special notice is required of a resolution, the resolution is not effective unless notice of the intention to move it has been given to the Company at least twenty-eight (28) clear days before the date of the meeting at which it is moved.

(2)	The Company must, where practicable, give its Members notice of any such resolution in the same manner and at the same time as it gives notice of the meeting.

(3)	Where that is not practicable, the Company must give its members notice at least fourteen (14) clear days before the meeting -
(a)	by notice in La Gazette Officielle, or

(b)	in any other manner deemed appropriate by the Board.
(4)	If, after notice of the intention to move such a resolution has been given to the Company, a meeting is called for a date twenty-eight (28) clear days or less after the notice has been given, the notice is deemed to have been properly given, though not given within the time required.
30.	In every notice calling a meeting of the Company there must appear a statement informing the Member of:-
(a)	his rights to appoint a proxy and under Section 222 of the Law; and

(b)	the right to appoint more than one proxy.
31.	The accidental omission to give notice of any meeting to or the non receipt of such notice by any Member shall not invalidate any resolution or any proposed resolution otherwise duly approved.

32.	PROCEEDINGS AT GENERAL MEETINGS

The ordinary business of a general meeting shall be to receive and consider the profit and loss account and the balance sheet of the Company and the reports of the Directors and the Auditors, if any, to elect Directors and appoint Auditors in the place of those retiring, to fix the remuneration of the Auditors, to sanction or declare dividends (if required by these Articles) and to transact any other ordinary business which ought to be transacted at such meeting. All other business shall be deemed special and shall be subject to notice as hereinbefore provided.

33.	The quorum for a general meeting shall be two (2) or more Members holding the majority of the voting rights applicable at such meeting present in person or by proxy provided that, if the Company shall have only one (1) Member entitled to attend and vote at the general meeting, that Member shall constitute a quorum.

34.	If, within half an hour after the time appointed for the meeting, a quorum is not present, the meeting, if convened by or upon a requisition, shall be dissolved. If otherwise convened, it may be adjourned at any time to any other time and to any other place by the chairman of the meeting, provided that it shall not be necessary to notify any Member of any adjournment of less than twenty (20) clear days if the time and place of the adjourned meeting are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting.
35.
(1)	The chairman of any general meeting shall be either:-
(a)	the Chairman of the Board;

(b)	in the absence of the Chairman, or if the Board has no chairman, then the Board shall nominate one of their number to preside as chairman;

(c)	if neither the Chairman of the Board nor the nominated Director are present at the meeting, then the Directors present at the meeting shall elect one of their number to be the Chairman,

(d)	if only one Director is present at the meeting, then he shall be Chairman of the general meeting; or

(e)	if no Directors are present at the meeting, then the Members present shall elect a Chairman for the meeting by an ordinary resolution.
(2)	The Chairman of the general meeting shall conduct the meeting in such a manner as, subject to the Law, he thinks fit and may adjourn the meeting from time to time and limit the time for Members to speak.

(3)	A Director of the Company shall be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company regardless of whether that Director is a Member of the Company or a holder of the relevant class of shares.
36.	The Chairman may, with the consent of any meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting at any time and to any place. When a meeting is adjourned for more than twenty (20) clear days or where business other than the business left unfinished at the meeting from which the adjournment took place is to be put to the adjournment meeting, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.
37.
(1)	At any meeting, a resolution put to the vote shall be decided by a show of hands or by a poll at the option of the Chairman. Nevertheless before or on the declaration of the result a poll may be demanded:-
(a)	by the Chairman; or

(b)	by not less than five (5) Members having the right to vote on the resolution; or

(c)	by a Member or Members representing not less than ten (10) per cent of the total voting rights of all Members having the right to vote on the resolution.
(2)	The demand for a poll may be withdrawn.

(3)	Unless a poll is demanded, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously or by a particular majority or lost and an entry to that effect in the minute book, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded.
38.	A poll, if demanded, shall be taken at the meeting at which the same is demanded or at such other time and place as the Chairman shall direct and the result shall be deemed the resolution of the meeting.

39.	The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

40.	If a poll shall be duly demanded on the election of a Chairman or on any question of adjournment, it shall be taken at once.

41.	In case of an equality of votes on a poll, the Chairman shall have a second or casting vote.

42.	VOTES OF MEMBERS
(1)	On a show of hands, every Member present in person or by proxy shall have one vote subject to any special voting powers or restrictions.

(2)	On a poll, every Member present in person or by proxy shall have one vote for each share held by him subject to any special voting powers or restrictions.
43.	Where there are joint registered holders of any shares, such persons shall not have the right of voting individually in respect of such share but shall elect one of their number to represent them and to vote whether in person or by proxy in their name. In default of such election the person whose name stands first on the Register shall alone be entitled to vote.

44.	Any Member, being incapable or of unsound mind, may vote by his curator or other legal guardian. Any of such persons may vote either personally or by proxy.

45.	On a poll, votes may be given either personally or by proxy and a Member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A proxy need not be a Member. An instrument of proxy may be valid for one or more meetings.
46.
(1)	No Member shall be entitled to be present or take part in any proceedings or vote, either personally or by proxy, at any meeting unless all calls due from him have been paid.

(2)	No Member shall be entitled to vote in respect of any shares that he has acquired unless he has been registered in the Register as their holder.
47.	No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed shall be valid for all purposes. Any objection made in due time shall be referred to the Chairman whose decision shall be final and binding.

48.	PROXIES

A member is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company. A member may appoint more than one proxy in relation to a meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him.

49.	The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Office not less than forty eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll, not less than twenty four (24) hours before the time appointed for the taking of the poll and in default, unless the Board directs otherwise, the instrument of proxy shall not be treated as valid.

50.	The instrument appointing a proxy and may include an instruction by the appointor to the proxy either to vote for or against any resolution to be put to the meeting.

51.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or if the appointor is a corporation under the hand of an officer or attorney duly authorised and may be in any form prescribed by the rules of any stock exchange or approved by the Board.

52.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll and shall be as valid for any adjournment as for the meeting to which it relates.

53.	Without prejudice to Section 226 of the Law, a vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or disability of the principal or revocation of the proxy or of the authority under which the proxy was executed provided that no intimation in writing of such death disability or revocation shall have been received by the Company at the Office before the commencement of the meeting or adjournment or the taking of the poll at which the proxy is used.

54.	Any corporation which is a Member may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company or to approve any resolution submitted in writing and the person so authorised shall be entitled to exercise on behalf of the corporation which he represents the same powers (other than to appoint a proxy) as that corporation could exercise if it were an individual Member of the Company.

55.	Any Member may appoint by power of attorney some person, whether a Member or not, to act as his attorney for the purposes of receiving notices of and attending general meetings and exercising the rights of the Member thereat, and upon such power of attorney being deposited at the Office together with a notice from the attorney giving his address, an entry thereof shall be made in the Register and all notices of meetings held during the continuance in force of such power of attorney shall be served upon the attorney thereby appointed as if such attorney were a Member of the Company and registered owner of the shares, and all notices, except where otherwise herein expressly provided, shall be deemed duly served if served upon such attorney in accordance with these Articles, and the attorney shall be entitled to attend any general meetings held during the continuance of his appointment and to vote thereat in respect of the shares of any Member appointing him, such vote to be exercised either personally or by proxy appointed by the attorney. Every such power shall remain in full force notwithstanding the death of the Member or its revocation by other means, unless and until express notice in writing of such death or revocation shall have been given to the Company.

56.	WRITTEN RESOLUTIONS

Resolutions of the Members may be approved in writing if so determined by the Directors or the Members in accordance with Part XIII of the Law and every Member voting thereon shall have one vote for each share subject to any special voting powers or restrictions.

57.	Notice specifying the proposed resolution in writing may be sent by the Company to Members by post or by facsimile or such other telephonic or electronic means of written communications as the Board may, subject to the Law, determine at any time.

58.	Notices of proposed written resolutions forwarded by post shall be sent to the address of such Members entered in the Register. Notices forwarded by any telephonic or electronic means of written communication shall be forwarded to such destination as the Member in question may at any time designate in writing signed by him.

59.	Notices of proposed written resolutions shall incorporate or be accompanied by an instrument to be signed by or on behalf of the Member to who it is addressed for the purpose of approving the same.

60.	Any notice of a proposed written resolution shall specify a date and time (whether greater or lesser than any period for the time being prescribed by the Law) at which the instrument or instruments signed by or on behalf of the Members voting in favour thereof shall be counted and at which the resolution if approved by the requisite majority shall become effective. No instrument received or signature appended thereto after such time shall be counted.

61.	Notwithstanding anything else contained herein (and in particular the method of sending the notice of and instrument for approving the written resolution to Members) all such instruments containing such approval shall be in writing and signed by the Member or Members in question. The signature of a Member shall be acceptable for such purposes if received by facsimile telephonic transmission or in any other way specified in the notice.

62.	The accidental omission to give notice of any proposed written resolution to or the non receipt of such notice by any Member shall not invalidate any resolution or any proposed resolution otherwise duly approved.

63.	NUMBER, APPOINTMENT AND QUALIFICATION OF DIRECTORS

The number of Directors shall be authorised by the Board from time to time but shall not be less than three (3) nor more than twenty (20).

64.	The Board shall have power at any time to appoint any person eligible in accordance with Section 137 of the Law to be a Director either to fill a casual vacancy or as an addition to the existing Directors but so that the total number of Directors shall not at any time exceed the number, if any, fixed pursuant to these Articles. Any Director so appointed shall hold office only until the next following annual general meeting and shall then be eligible for re-election.

65.	No person other than a Director retiring at a general meeting shall, unless recommended by the Directors, be eligible for election by the Company to the office of Director unless, not less than twenty-one (21) clear days before the date appointed for the meetings there shall have been left at the Office and delivered to either the Secretary of the Company or the Chairman of Directors notice in writing signed by a Member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election together with notice in writing signed by that person of his willingness to be elected. On receipt of such notice, the Secretary or the Chairman of Directors (as the case shall be) shall promptly forward a copy to all Directors.

66.	The appointment of any person proposed as a Director shall be effected by a separate resolution.

67.	Without prejudice to the powers of the Board, the Company in general meeting may appoint any person to be a Director either to fill a casual vacancy or as an additional Director.

68.	A share qualification for a Director may be fixed by the Board and unless and until so fixed no qualification shall be required.

69.	A Director may not appoint an alternate.
70.
(1)	A Director may hold any other office or place of profit under the Company (other than Auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Board may determine and no Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided nor shall any Director so contracting or being so interested be liable to account to the Company for any profits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

(2)	Any Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.
71.	REMUNERATION OF DIRECTORS
(1)	The Directors shall be paid out of the funds of the Company by way of fees such sums as the Board shall reasonably determine.

(2)	The Directors shall also be entitled to be repaid all reasonable out of pocket expenses properly incurred by them in or with a view to the performance of their duties or in attending meetings of the Board or of committees or general meetings.

(3)	If any Director, having been requested by the Board, shall render or perform extra or special services or shall travel or go to or reside in any country not his usual place of residence for any business or purpose of the Company, he shall be entitled to receive such sum as the Board may think fit for expenses and also such remuneration as the Board may think fit, either as a fixed sum or as a percentage of profits or otherwise, and such remuneration may, as the Board shall determine, be either in addition to or in substitution for any other remuneration which he may be entitled to receive.

72.	INDEMNITIES
(1)	The Directors and officers of the Company and their respective heirs and executors shall be fully indemnified, and the directors and officers of any subsidiary of the Company and their respective heirs and executors may be fully indemnified, out of the assets of the Company from and against all actions, costs, charges, losses, damages, expenses and liabilities, including the reasonable legal and other expenses incurred in defending any Claim (whether in relation to civil or criminal proceedings or the making any application for relief under section 522 of the Law) on an “as incurred” basis (together “Liabilities”), arising out of any claims made against him or his heirs or executors in connection with the performance of his duties as a Director or officer of the Company or as a director or officer of any subsidiary thereof (a “Claim”).

(2)	Notwithstanding the terms of sub-Article 72(1), the Company shall not provide such indemnity with respect to any Liability incurred by any such indemnified person (an “Indemnitee”):
i.	to the extent prohibited by the Law or the Company’s Articles of Incorporation or otherwise as prohibited by law;

ii.	to the Company or any subsidiary thereof in connection with any negligence, default, breach of duty or breach of trust in relation to the Company or such subsidiary;

iii.	in defending, or in connection with, any Claim brought by the Company;

iv.	to pay a fine imposed in criminal proceedings;

v.	to pay a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (howsoever arising);

vi.	in defending criminal proceedings in which he is convicted, and in the event that the Indemnitee is convicted, the Indemnitee will repay to the Company any amount received from the Company under sub-Article 72(1) in respect of legal or other expenses or any other Liability incurred by the Indemnitee in defending such proceedings, or in connection with the criminal proceedings and any such repayment must be made not later than the date on which the conviction becomes final (as defined in the Law);

vii.	in defending civil proceedings brought by the Company, or an associated company (as defined in the Law), in which judgment is given against him, and in the event that the judgement is given against him, the Indemnitee will repay to the Company any amount received from the Company under sub-Article 72(1) in respect of legal or other expenses or any other Liability incurred by the Indemnitee in defending, or in connection with the civil proceedings and any such repayment must be made not later than the date on which the judgement becomes final (as defined in the Law);

viii.	in connection with an application for relief under section 522 of the Companies Law in which the Court refuses to grant him relief, and in the event that the Indemnitee is refused relief, the Indemnitee will repay to the Company any amount received from the Company under sub-Article 72(1) in respect of legal or other expenses or any other Liability incurred by the Indemnitee in making such application, or in connection with the relief proceedings and any such repayment must be made not later than the date on which the refusal of relief becomes final (as defined in the Law);

ix.	to the extent that any recovery is made by the Indemnitee under any policy of insurance;

x.	arising out of the Indemnitee’s fraud or wilful act or default; or

xi.	that arises as a result of the Indemnitee knowingly acting beyond the scope of his authority.
(3)	The Board may agree to such contractual indemnities for the benefit of the Directors, officers, employees and other agents and contracting parties of the Company or any of its subsidiaries as it may, from time to time, deem fit.

(4)	Notwithstanding sub-Article 72(2), the Board may, to the fullest extent permitted by the Law, purchase and maintain, at the expense of the Company, insurance for the benefit of the Directors, officers, directors, employees and other agents of the Company or any of its subsidiaries and/or to cover corporate reimbursement of such Directors, officers, directors, employees and other agents.
73.	MANAGEMENT OF THE COMPANY

Subject to any modifications, exceptions or limitations contained in the Law, the Memorandum or these Articles, the business and affairs of the Company shall be managed by, or under the direction or supervision of, the Board. The Board shall have all the powers necessary for managing, and for directing and supervising the management of, the business and affairs of the Company, including the power to borrow money and to mortgage, hypothecate, pledge or charge all or part of its undertaking property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any liability or obligation of the Company or of any third party. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

74.	The Board may arrange that any branch of the business carried on by the Company or any other business in which the Company may be interested shall be carried on by or through one or more subsidiary companies and the Board may on behalf of the Company make such arrangements as it thinks advisable for taking the profits or bearing the losses of any branch or business so carried on or for financing, assisting or subsidising any such subsidiary company or guaranteeing its contracts, obligations or liabilities.

75.	The Board may establish any local boards or agencies for managing any of the affairs of the Company and may appoint any one or more of its number or any other persons to be members of such local Boards or any managers or agents and may fix their remuneration and may delegate to any local board manager or agent any of the powers, authorities and discretions vested in the Board, with power to sub-delegate, and may authorise the members of any local board to fill any vacancies and to act notwithstanding vacancies and any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit and the Board may remove any person so appointed and may annul or vary any such delegation but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

76.	The Board may, at any time, by power of attorney given under the hand of such person or persons duly authorised by the Board in that behalf, appoint any person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney of the Company for such purposes and with such powers and discretions and for such periods and subject to such conditions as the Board may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any attorney as the Board may think fit and may also authorise any attorney to sub-delegate all or any of his powers and discretions.

77.	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed in such manner as the Board shall, at any time, determine.

78.	DISQUALIFICATION OF DIRECTORS

A Director shall cease to hold office:-
(a)	if he (not being a person holding for a fixed term an executive office subject to termination if he ceases for any reason to be a Director) resigns his office by written notice signed by him sent to or deposited at the Office;

(b)	if he shall have absented himself (such absence not being absence with leave or by arrangement with the Board on the affairs of the Company) from meetings of the Board for a consecutive period of twelve months and the Board resolves that his office shall be vacated;

(c)	if he dies or becomes of unsound mind or incapable;

(d)	if he becomes insolvent suspends payment or compounds with his creditors;

(e)	if he is requested to resign by written notice signed by all his co-Directors;

(f)	if the Company in general meeting shall declare that he shall cease to be a Director; or

(g)	if he becomes ineligible to be a Director in accordance with Section 137 of the Law.
79.	If the Company in general meeting removes any Director before the expiration of his period of office, it or the Board may appoint another person to be a Director in his stead who shall retain his office so long only as the Director in whose stead he is appointed would have held the same if he had not been removed. Such removal shall be without prejudice to any claims such Director may have for damages for breach of any contract of service between him and the Company.

80.	PROCEEDINGS OF DIRECTORS
(1)	The Board may meet for the dispatch of business adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the Chairman at the meeting shall have a second or casting vote.

(2)	A Director in communication with one or more other directors so that each director participating in the communication can hear or read what is said or communicated by each of the others, is deemed to be present at a meeting with the other directors so participating and, where a quorum is present, such meeting shall be treated as a validly held meeting of the Board and shall be deemed to have been held in the place where the Chairman is present.
81.	A video link or telephone conference call or other electronic or telephonic means of communication in which a quorum of Directors participates and all participants can hear and speak to each other shall be a valid meeting which shall be deemed to take place where the Chairman is present unless the Directors resolve otherwise.

82.	Any Director may, and the Secretary on the requisition of a Director shall, convene a meeting of the Board. The Board shall determine the notice necessary for its meetings and the persons, in addition to all the Directors and the Secretary, to whom such notice shall be given but, unless resolved otherwise by the Board, at least 72 hours notice of a meeting shall be required.

83.	A meeting of the Board at which a quorum is present shall be competent to exercise all powers and discretions exercisable by the Board. The adoption of a resolution by the Directors shall require the affirmative vote of a majority of the Directors then in office present personally, by telephone conference or other electronic means. No resolution shall be adopted unless the number of Directors comprising the requisite quorum are present.

84.	The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed, shall be a majority of the Directors then in office.

85.	The continuing Directors may act notwithstanding any vacancy but, if and so long as their number is reduced below the minimum number fixed pursuant to these Articles, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting but for no other purpose. If there are no Directors able or willing to act, then any Member may summon a general meeting for the purpose of appointing Directors.

86.	The Board may elect a Chairman of their meetings and determine the period for which he is to hold office. If no such Chairman is elected or if at any meeting the Chairman is not present within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

87.	The Board may delegate any of their powers to committees consisting of such one or more Directors as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Board. A committee may elect a chairman of its meetings; if no such chairman is elected or if at any meeting the chairman is not present within five (5) minutes after the time appointed for holding the same, the committee members present may choose one of their number to be chairman of the meeting.

88.	A committee may meet and adjourn as it thinks proper. Questions arising at any committee meeting shall be determined by a majority of votes of the committee members present, and in the case of an equality of votes, the chairman shall have a second or casting vote.

89.	All acts done by any meetings of the Directors or of a committee of the Directors or by any person acting as a Director shall, notwithstanding that it is afterwards discovered that there was a defect in the appointment of any of the Directors or persons acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

90.	A resolution in writing signed by each Director entitled to receive notice of a meeting of the Board or by all the members of a committee shall be as valid and effectual as a resolution passed at a meeting of the Board or committee. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the committee and may be transmitted to the Company by facsimile.

91.	EXECUTIVE DIRECTORS
(1)	The Board may at any time appoint one or more of their body to be holder of any executive office including the office of Managing Director on such terms and for such periods as they may determine.

(2)	The appointment of any Director to any executive office shall be subject to termination if he ceases from any cause to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

(3)	A Managing Director or Chairman shall receive such remuneration (whether by way of salary, commission, or participation in profits or combination thereof) as the Directors may determine.

(4)	The Board may entrust to and confer upon a Director holding any executive office any of the powers exercisable by the Board upon such terms and conditions and with such restrictions as it thinks fit either collaterally with or to the exclusion of their own powers and may at any time revoke withdraw alter or vary all or any of such powers.
92.	DIVIDENDS

Subject to compliance with Section 304 of the Law:
(1)	the Board may at any time declare and pay such dividends to Members according to their right and interest; and

(2)	the method of payment of dividends shall be at the discretion of the Board.
93.	All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly.

94.	Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall be declared and paid pro rata according to the number of shares held by each Member.

95.	The Directors may retain dividends payable upon shares in respect of which any person is entitled to become a Member under Article 16 or otherwise until such person shall be registered as a Member in respect thereof or shall duly transfer the same.

96.	The Board may deduct from any dividend payable to any Member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

97.	The Board may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the liabilities or obligations in respect of which the lien exists.

98.	At the discretion of the Board, any dividend may be paid wholly or in part by the distribution of specific assets and, in particular, of paid-up shares of the Company. Where any difficulty arises in regard to such distribution the Board may settle the same as it thinks expedient and in particular may issue fractional shares and fix the value for distribution of such specific assets and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of Members and may vest any such specific assets in trustees for the Members entitled as may seem expedient to the Board.

99.	Any dividend interest or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post to the registered address of the holder or, in the case of joint holders, to the registered address of that one of the joint holders who is first named on the Register. Any one of two or more joint holders may give effectual receipts for any dividends, interest, bonuses or other moneys payable in respect of their joint holdings.

100.	No dividend or other moneys payable on or in respect of a share shall bear interest against the Company.

101.	All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of six (6) years after having been declared shall be forfeited and shall revert to the Company.

102.	RESERVES

The Board may, before recommending any dividend, set aside such sums (out of profits or otherwise) as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose to which such sums may be properly applied and, pending such application, may either be employed in the business of the Company or be invested in such investments as the Board may at any time think fit. The Board may also, without placing the same to reserve, carry forward any profits or other sums which it may think prudent not to distribute.

103.	CAPITALISATION OF PROFITS

The Board may resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company’s reserve accounts or to the credit of the profit and loss account or otherwise available for distribution and accordingly that such sums be set free for distribution amongst the Members who would have been entitled thereto if distributed and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such Members respectively or paying up in full unissued shares of the Company to be allotted and distributed credited as fully paid to and amongst such Members.

104.	Whenever such resolution shall have been passed, the Board shall make all appropriations and applications of the reserves or profits resolved to be capitalised and all allotments and issues of fully-paid shares and generally shall do all things required to give effect thereto with full power to the Board to make such provision by payment in cash or otherwise as it thinks fit for the case of shares becoming distributable in fractions and also to authorise any person to enter on behalf of all Members entitled thereto into an agreement with the Company providing for the allotment to them respectively credited as fully paid of any further shares to which they may be entitled upon such capitalisation or (as the case may require) for the payment up by the Company on their behalf by the application thereto of their respective proportions of the amounts resolved to be capitalised of the amounts or any part of the amounts remaining unpaid on their existing shares and any agreement made under such authority shall be effective and binding on all such Members.

105.	NOTICES

A notice or other communication may be given by the Company to any Member either personally or by sending it by prepaid post addressed to such Member at his registered address (or, subject to Article 109, in electronic form) or if he desires that notices shall be sent to some other address or person to the address or person nominated for such purpose.
106.
(1)	Any notice or other document, if served by post (including registered post, recorded delivery service or ordinary letter post), shall be deemed to have been served on the third day after the day on which the same was posted from Guernsey to an address in the United Kingdom, the Channel Islands or the Isle of Man and, in any other case, on the seventh day following that on which the same was posted.

(2)	Service of a document sent by post shall be proved by showing the date of posting, the address thereon and the fact of pre-payment.

(3)	Any notice or other document, if transmitted by electronic communication, facsimile transmission or other similar means which produce or enable the production of a document containing the text of the communication, shall be regarded as served when it is received.
107.	A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the Register in respect of the share.

108.	Any notice or other communication sent to the address of any Member shall, notwithstanding the death, disability or insolvency of such Member and whether the Company has notice thereof, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder and such service shall, for all purposes, be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in any such share.

109.	All Members shall be deemed to have agreed to accept communication from the Company by electronic means in accordance with Section 526 and Schedule 3 of the Law unless a Member notifies the Company otherwise. Notice under this Article must be in writing and signed by the Member and delivered to the Company’s Office or such other place as the Board directs.

110.	WINDING UP

The Company shall be wound up in any of the circumstances specified in the Law.
111.
(1)	If the Company shall be wound up whether voluntarily or otherwise the Liquidator may with the sanction of a special resolution divide among the Members in specie any part of the assets of the Company and may with the like sanction vest any part of the assets of the Company in trustees upon such trusts for the benefit of the Members as the Liquidator with the like sanction shall think fit.

(2)	If thought expedient subject to the obtaining of any necessary consents or sanctions any such division may be otherwise than in accordance with the then existing rights of the Members and in particular any class may be given preferential or special rights or may be excluded altogether or in part but in default of any such provision the assets shall subject to the rights of the holders of shares issued with special rights or privileges or on special conditions be distributed rateably according to the amount paid up on the shares.

(3)	In case any of the shares to be divided as aforesaid involve a liability to calls or otherwise any person entitled under such division to any of the said shares may within fourteen (14) clear days after the passing of the special resolution by notice in writing direct the Liquidator to sell his proportion and pay him the net proceeds and the Liquidator shall if practicable act accordingly.
112.	INSPECTION OF REGISTERS AND OTHER RECORDS
(1)	A Director shall be entitled at any time to inspect the Register, the minute books, the annual return, the register of Directors and secretaries and the index, if any, of Members.

(2)	A Member shall be entitled on giving not less than one day’s notice to inspect the Register and the other documents mentioned in sub-Article 112 (1) other than the minutes of proceedings at Directors’ meetings.

(3)	Any person who is not a Director or a Member shall be entitled on giving not less than three days’ notice to inspect the Register, the register of Directors and secretaries and the index, if any, of Members.

(4)	The rights of inspection herein referred to shall be exercisable from 2.30PM to 4.30PM on any weekday when banks in Guernsey are open for business.

(5)	Subject to sub-Article 112 (2), no Member shall (as such) have any right to inspect the accounting records or other books or documents of the Company except as conferred by the Law or authorised by the Directors or by ordinary resolution.